Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57432-8

Web site: www.langmichener.com

Direct Line: (604) 691-7410
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E-Mail: mtaylor@lmls.com

May 16, 2006

BY COURIER & FILED BY EDGAR
MAIL STOP: 6010

The United States Securities
and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-6010

Attention:      Mr. Perry Hindin, Special Counsel

Dear Sirs/Mesdames:

Mobilemail (US) Inc.
Registration Statement on Form SB-2 (the "Form SB-2")
Filed April 28, 2006
SEC File No. 333-133637

We write on behalf of Mobilemail (US) Inc. (the “Company” or “Mobilemail”) in response to Staff’s letter of May 5, 2006 signed by Mr. Perry Hindin, Special Counsel, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, an Amendment No. 1 to the Registration Statement on m SB-2 (as revised, the “Form SB-2/A1”). We enclose with this letter two copies of the Form SB-2/A1, plus two copies that have been redlined to show the changes from the previous Form SB-2 filing.

In addition to the Form SB-2/A1, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form SB-2/A1.

General

1.      ALL PAGE REFERENCES BELOW REFER TO THE BLACKLINED VERSION PROVIDED BY YOUR COUNSEL, MICHAEL TAYLOR OF LANG MICHENER LLP, ON APRIL 27, 2006.

Staff’s comment has been noted.

Security Ownership of Certain Beneficial owners and Management, page 21

2.      PLEASE IDENTIFY THE NATURAL PERSONS THAT BENEFICIALLY OWN THE SECURITIES HELD BY MOBILEMAIL INC. AND THE MOBILEMAIL TECHNOLOGY PARTNERSHIP LLP.

In response to Staff’s comment, the Company has amended the section of the Form SB-2 entitled “Security Ownership of Certain Beneficial Owners and Management” in order to disclose the natural persons that beneficially own the securities held by MobileMail Inc. and The MobileMail Technology Partnership LLP.

Organization Since Incorporation, page 25

3.      EXPLAIN IN YOUR RESPONSE LETTER WHY MAXTOR HOLDINGS INC. CHOSE TO ACQUIRE MOBILEMAIL UK GIVEN THAT MOBILEMAIL UK DID NOT OWN THE MOBILEMAIL SOFTWARE, WHICH APPEARS TO BE THE FOCUS OF YOUR CURRENT BUSINESS AND WHICH YOU ACQUIRED IN A LATER TRANSACTION. FOR EXAMPLE, WERE THERE ANY REASONS WHY MAXTOR HOLDINGS COULD NOT HAVE ACQUIRED THE SOFTWARE DIRECTLY FROM EITHER MOBILEMAIL INC. OR THE MOBILEMAIL TECHNOLOGY PARTNERSHIP LLP?

In response to Staff’s comment, we advise that the acquisition of intellectual property assets by the Company could not be completed directly due to the fact that The MobileMail Technology Partnership LLP originally held the intellectual property assets subject to a security interest in favour of a creditor. MobileMail Inc. was able to structure a transaction whereby it was able to acquire the intellectual property and arrange for the discharge of the security interest held by the creditor. This transaction structure required that The MobileMail Technology Partnership LLP incorporate a wholly owned subsidiary and that the intellectual property be assigned to the wholly owned subsidiary. The MobileMail Technology Partnership LLP and MobileMail Inc. then entered into a share exchange agreement whereby MobileMail Inc. acquired all of the shares of the wholly owned subsidiary. As part of this acquisition, the security interest held by the creditor against the intellectual property was discharged. MobileMail Inc. was then able to sell the intellectual property assets free and clear of any security interest to the Company.

4.      EXPAND YOUR DISCLOSURE TO IDENTIFY THE LIMITED COMPANY THAT THE MOBILEMAIL TECHNOLOGY PARTNERSHIP LLP CREATED FOR THE PURPOSE OF ALLOWING THE PARTNERSHIP TO DIVEST ITSELF OF THE MOBILEMAIL SOFTWARE. INDICATE WHETHER THIS LIMITED COMPANY OWNED ANY ASSETS OTHER THAN THE MOBILEMAIL SOFTWARE. ALSO, REVISE YOUR DISCLOSURE TO CLARIFY THAT, IF TRUE, MOBILEMAIL INC. SOLD TO YOU THE MOBILEMAIL SOFTWARE ONLY AND NOT THE LIMITED COMPANY THAT OWNED THE SOFTWARE.

In response to Staff’s comment, the Company has amended the sections of the Form SB-2 entitled “Organization Since Incorporation” and “Certain Relationships and Related Transactions” in order to:

  disclose the identity of the limited company incorporated by The MobileMail Technology Partnership LLP in order to enable it to divest itself of the MobileMail software;

  disclose the fact that the limited company did not own any assets other than the MobileMail software at the time that The MobileMail Technology Partnership LLP sold the shares of the limited company to MobileMail Inc.; and

  confirm that the Company acquired only the intellectual property rights to the MobileMail software from MobileMail Inc. and did not acquire the limited company that previously owned these intellectual property rights.

Consolidated Financial Statements

General

5.      THE FINANCIAL STATEMENT SHOULD BE UPDATED, AS NECESSARY, TO COMPLY WITH ITEM 310(G) OF REGULATION S-B AT THE EFFECTIVE DATE. IN THIS REGARD PLEASE NOTE THAT IT APPEARS THAT YOU MUST UPDATE IF YOU GO EFFECTIVE AFTER MAY 15, 2006.

In response to Staff’s comments, the Company has included its unaudited interim financial statements for the six months ended March 31, 2006 in accordance with Item 310(g) of Regulation S-B.

6.      WE NOTE FROM YOUR DISCLOSURES ON PAGE 25 THAT YOU ENTERED INTO CONVERTIBLE LOAN SUBSCRIPTION AGREEMENTS WITH INVESTORS ON MARCH 28, 2006. PLEASE REVISE YOUR SUBSEQUENT EVENT FOOTNOTE TO DISCLOSE THE SIGNIFICANT TERMS OF THIS AGREEMENT AND ITS EXPECTED IMPACT ON YOUR FINANCIAL STATEMENTS. TELL US AND REVISE TO DISCLOSE HOW YOU VALUED AND RECORDED.

In response to Staff’s comments, the Company advises that the Company has accounted for the convertible loan subscription agreements in its financial statements for the six months ended March 31, 2006. In view of the inclusion of these financial statements, the financial statements for the three months ended December 31, 2006 that were included in the original Form SB-2 have not been amended to revise the subsequent event note. We believe that inclusion of the financial statements for the six months ended March 31, 2006 addresses Staff’s comments by providing the information requested in the current financial statements.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7410.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/jl Encls.

cc:	Mr. Eric Atallah / Ms. Angela Crane

cc:	Mobilemail (US) Inc.
Attention: Mr. Gary Flint, CEO